Exhibit 3.3

CERTIFICATE OF DESIGNATION

OF

CONVERTIBLE PREFERRED STOCK

OF

PENGUIN SOLUTIONS, INC.

Pursuant to Section 151 of the

General Corporation Law of

the State of Delaware

Penguin Solutions, Inc. (the “Company”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), DOES HEREBY CERTIFY:

That, pursuant to the authority conferred by the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”; capitalized terms used but not defined herein shall have the meanings assigned thereto in the Certificate of Incorporation), the board of directors of the Company (the “Board”), at a duly called meeting at which a quorum was present and acted throughout, adopted the following resolutions, which resolutions have not in any way been amended, modified, revoked or rescinded and remain in full force and effect on the date hereof, creating a series of 200,000 shares of Preferred Stock having a par value of $0.03 per share, designated as Convertible Preferred Stock:

RESOLVED, that in accordance with the provisions of the Certificate of Incorporation, the Board does hereby create, authorize and provide for the issuance of a series of Preferred Stock, par value $0.03 per share, of the Company, designated as “Convertible Preferred Stock,” having the designations, powers, preferences, privileges and other rights, and qualifications, limitations and restrictions thereof that are set forth as follows:

1. Designation and Number of Shares. The shares of such series of Preferred Stock shall be designated as “Convertible Preferred Stock” (the “Convertible Preferred Stock”), and the total number of authorized shares constituting such series shall be 200,000. Such number of authorized shares may be increased or decreased by resolution of the Board (subject to Section 3.2 below), provided that no such increase shall increase the number of shares of Convertible Preferred Stock to a number higher than the total number of authorized shares of the class, and no such decrease shall reduce the number of shares of Convertible Preferred Stock to a number lower than the number of shares of such series then issued and outstanding.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales; Liquidation Trigger Event.

2.1 Payments to Holders of Convertible Preferred Stock. In the event of a Liquidation Trigger Event, each holder of shares of Convertible Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to the Company’s stockholders (and, in the case of a Deemed Liquidation Event, out of the consideration payable to stockholders in connection therewith), the greater of (x) such holder’s Liquidation Preference and (y) the amount such holder would receive had such holder, immediately prior to such Liquidation Trigger Event, converted the shares of Convertible Preferred Stock held by such holder into shares of Common Stock at the Conversion Price then in effect in accordance with Section 4.1. No distribution or payment shall be made to or set aside for holders of Junior Shares or any other shares of the Company ranking junior to the shares of Convertible Preferred Stock as to such distribution or payment, by reason of their ownership thereof, until the foregoing amounts have been paid to holders of shares of Convertible Preferred Stock. “Liquidation Preference” means, as to each share of Convertible Preferred Stock, an amount equal to the sum of (i) the Accumulated Stated Value, plus (ii) accrued but unpaid Dividends (whether or not declared) to the date of the applicable Liquidation Trigger Event to the extent such accrued but unpaid Dividends are not Compounded Dividends as of such time. If upon any such Liquidation Trigger Event, the funds and assets available for distribution to the stockholders of the Company shall be insufficient to pay the holders of shares of Convertible Preferred Stock the full amount to which they would otherwise be entitled under this Section 2.1 and the holders of Parity Shares the full amount to which they would otherwise be entitled with respect to such Liquidation Trigger Event, the holders of shares of Convertible Preferred Stock and Parity Shares shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Convertible Preferred Stock or Parity Shares, as the case may be, held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Reserved.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of at least two-thirds of the then outstanding shares of Convertible Preferred Stock (voting as a separate series) elect otherwise by written notice sent to the Company at least five (5) days prior to the effective date of any such event:

(a) any transaction (or series of related transactions) as a result of which the stockholders of the Company immediately prior to such transaction (or such series) no longer hold, immediately following such transaction (or such series), equity securities representing at least a majority of the voting power to elect the board of directors (or similar governing body) of either the surviving or resulting party, or if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such transaction, the parent of such surviving or resulting party; and

(b) the sale, lease, exclusive license, transfer or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, whether by purchase and sale, merger, consolidation or otherwise, or, if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by one or more subsidiaries of the Company, the sale or disposition (whether by merger or otherwise) of all of such subsidiaries of the Company, except where such sale, lease, exclusive license, transfer or other disposition is to the Company or one or more wholly owned subsidiaries of the Company.

2.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Company upon any such Liquidation Trigger Event shall be the cash or the fair market value of the property, rights or securities paid or distributed to such holders by the Company or the acquiring person, firm or other entity. Any securities shall be valued as follows:

(a) Securities not subject to restrictions on free marketability covered by (b) below:

(i) If traded on a securities exchange, the value shall be deemed to be the average of the volume weighted average prices of the securities on such exchange over the twenty (20) trading day period ending three (3) trading days prior to the effectiveness of the Deemed Liquidation Event;

(ii) If actively traded over-the-counter, the value shall be deemed to be the average of the volume weighted average bid or sale prices (whichever is applicable) over the twenty (20) trading day period ending three (3) trading days prior to the effectiveness of the Deemed Liquidation Event; and

(iii) If there is no active public market, the value shall be the fair market value thereof, as reasonably determined by the Board.

(b) The method of valuation of securities subject to restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in Section 2.3.2(a)(i), (ii) or (iii) to reflect the approximate fair market value thereof, as determined by the Board.

2.3.3 Remaining Assets. After payment or setting aside for payment of the full amounts specified in this Section 2 to the holders of the Convertible Preferred Stock, any remaining assets of the Company legally available for distribution or, in the case of a Deemed Liquidation Event, consideration not payable to holders of Convertible Preferred Stock, shall be distributed to the holders of Junior Shares according to their respective rights and preferences.

2.3.4 Effecting a Deemed Liquidation Event. The Company shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan with respect to such transaction, or the terms of such transaction, provide that the consideration payable to stockholders of the Company in such Deemed Liquidation Event be allocated to the stockholders in accordance with this Section 2. Any share of Convertible Preferred Stock in respect of which the holder thereof has received payment in full of the amounts specified in this Section 2 upon the occurrence of a Liquidation Trigger Event shall no longer be deemed to be outstanding upon receipt of such payment, and all rights with respect to such share of Convertible Preferred Stock, including the rights, if any, to receive notices and to vote as Convertible Preferred Stock, shall immediately cease and terminate at the time of such payment in full.

3.	Voting.

3.1 General. Except as prohibited by applicable law and without limiting any voting rights of holders of the Convertible Preferred Stock pursuant to applicable law, each holder of Convertible Preferred Stock shall be entitled to (i) vote as a single class with the holders of Common Stock on all matters submitted for a vote of holders of Common Stock, (ii) in connection with such vote, vote a number of votes equal to the largest number of whole shares of Common Stock in which all shares of Convertible Preferred Stock held of record by such holder could then be converted to pursuant to Section 4.1 at the record date for the determination of stockholders entitled to vote on the applicable matter or, if no such record date is established, at the date such vote is taken and (iii) receive notice of and attend all stockholders’ meetings (or receive notice of any proposed action by written resolutions and given the right to provide or withhold such consent) and receive copies of all notices and other materials sent by the Company to its stockholders relating to meetings as if the holders of Convertible Preferred Stock were holders of Common Stock.

3.2 Protective Provisions.

3.2.1 At any time when any shares of Convertible Preferred Stock remain outstanding, the Company shall not, either directly or indirectly (including through a subsidiary) by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation (or any certificate of designation relating to any series of the Preferred Stock)) the prior written consent or affirmative vote of the holders of at least two-thirds of the then outstanding shares of Convertible Preferred Stock (and for the avoidance of doubt, any of the actions prohibited by or taken in contravention of this Section 3.2.1 shall be ultra vires, null and void ab initio and of no force or effect):

(a) amend, alter or repeal any provision of the Certificate of Incorporation (or any certificate of designation relating to any series of Preferred Stock), as then in effect, in a manner adverse to the powers, rights, preferences, restrictions or privileges of the Convertible Preferred Stock;

(b) (i) issue shares of Convertible Preferred Stock (or any securities convertible into or exercisable or exchangeable for shares of Convertible Preferred Stock) after the Original Issue Date; (ii) increase the authorized number of shares of Convertible Preferred Stock; (iii) reclassify any shares of Common Stock or Preferred Stock to give those shares a preference or priority as to dividends or assets or property superior to any existing series of Preferred Stock; or (iv) create or authorize the creation of, increase the authorized amount of, or issue (A) any class or series of shares that have, or any security convertible into or exercisable or exchangeable for any class or series of shares where the underlying shares have, rights, preferences or privileges that are senior to, superior to, or on parity, in any respect, with the Convertible Preferred Stock (provided, however that, for the avoidance of doubt, shares of Common Stock or securities that are convertible or exchangeable into shares of Common Stock shall not be deemed on parity with the Convertible Preferred Stock solely because the shares of Convertible Preferred Stock vote with or participate in dividends and distributions with shares of Common Stock on an as-converted basis) or (B) any class or series of shares that provide for, or any security convertible into or exercisable or exchangeable for any class or series of shares where the underlying shares provide for, mandatory redemption or repurchase of such shares by the Company (excluding, for the avoidance of doubt, conversion of such shares into shares of Common Stock deemed to be a repurchase of such converted shares); or

(c) (i) declare or pay any dividend on, (ii) purchase, redeem or otherwise acquire, or (iii) otherwise make any distribution with respect to, any shares of the Company (other than shares of Convertible Preferred Stock), except for dividends on shares of Common Stock paid solely in additional shares of Common Stock (provided, that the shares of Convertible Preferred Stock participate in such dividend on an as-converted basis); provided that no such consent shall be required for (x) purchases, redemptions, repurchases or other acquisitions of shares of Common Stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors, managers or consultants of or to the Company or any of its subsidiaries, (y) repurchases of shares of Common Stock in cash provided the amount paid by the Company therefor does not exceed $20 million during any twelve month period; or (z) payment of cash in lieu of fractional shares issued upon conversion of options or convertible securities.

3.2.2 At any time when any shares of Convertible Preferred Stock (and/or any shares of Common Stock issued in respect thereof) representing at least 7.5% of the issued and outstanding shares of Common Stock (calculated on a Fully-Diluted Basis) remains outstanding and continues to be held by one or more Designated Holders, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation (or any certificate of designation relating to any series of the Preferred Stock)) the prior written consent of such Designated Holders, unless (i) waived pursuant to Section 8 hereof or (ii) such action has been approved by the Board (which approval must include the vote or consent of each Investor Designee), incur, assume or otherwise become liable for Indebtedness (as defined in the Credit Agreement), including by issuing or creating debt securities, if, as a result thereof, the Total Leverage Ratio (as defined in that certain Credit Agreement, dated as of February 7, 2022, by and among Penguin Solutions, Inc., an exempted company incorporated in the Cayman Islands with limited liability, Citizens Bank, N.A. and the other parties thereto, as amended on August 29, 2022 and as in effect on the Original Issue Date (the “Credit Agreement”)) would exceed 5.00 to 1.00 as of the last day of any fiscal quarter of the Company (and for the avoidance of doubt, any of the actions prohibited by or taken in contravention of this Section 3.2.2 shall be ultra vires, null and void ab initio and of no force or effect).

3.2.3 During the Director Period (as defined in the Investor Agreement), the Designated Holders holding Convertible Preferred Stock (acting together) may nominate one director if the total number of directors of the Company is eleven or less, and two directors if the total number of directors of the Company is twelve or more, to be elected or appointed to the Board (any such director, an “Investor Designee”); provided, however that any Investor Designee must meet the Board Qualifications (as defined in the Investor Agreement) and be reasonably acceptable to the Board at the time of his or her designation. During the Director Period, at each meeting of the stockholders of the Company at which the appointment of directors is to be considered, the Board shall nominate the individual serving as such Investor Designee (or any individual subsequently designated by such Designated Holders to serve as the Investor Designee) for appointment or re-appointment, as the case may be, as a director, and use commercially reasonable efforts to cause the Investor Designee to be appointed or re-appointed, including providing the same level of support as is provided for other nominees. The Company shall use reasonable best efforts to cause each Investor Designee to be appointed to the Board (including voting all unrestricted proxies in favor of the election of such Investor Designee and including recommending approval of such Investor Designee’s appointment to the Board) and shall not take any action designed to diminish the prospects of such Investor Designee(s) of being appointed to the Board. At each subsequent re-appointment of an Investor Designee, such Investor Designee shall be assigned to a class with a full term of three (3) years. During the Director Period, the Board or the Company will not decrease the size of the Board if such decrease would require the resignation of the Investor Designee. The Investor’s rights pursuant to this Section 3.2.3 with respect to the Investor Designee shall not be transferable to any Third Party (as defined in the Investor Agreement) without the Company’s prior written consent. If an Investor Designee resigns from the Board, is removed as a director of the Company in accordance with the Certificate of Incorporation, or refuses or is unable to serve or fulfill his or her duties as a director because of death or disability, or otherwise vacates their office as a director, in each case prior to the expiration of the Director Period, the Designated Holders holding Convertible Preferred Stock (acting together) shall have the right to select a replacement Investor Designee, reasonably acceptable to the Board and subject to compliance with the Director Conditions (as defined in the Investor Agreement), and shall provide the Company with the name of and relevant background information for such replacement Investor Designee. Subject to the terms of this Section 3.2.3, within twenty (20) days following receipt of such information and compliance with the Director Conditions, the Board will appoint such replacement Investor Designee to the Board to replace the departing Investor Designee to serve the remaining term of the departing Investor Designee, and the replacement Investor Designee shall be considered an Investor Designee for all purposes of this Section 3.2.3.

3.2.4 Notwithstanding any provisions to the contrary in the Certificate of Incorporation or the Bylaws (as may be amended from time to time), the holders of shares of Convertible Preferred Stock may act by written consent with respect to this Section 3.2.

4. Conversion. The holders of the Convertible Preferred Stock shall have conversion rights as follows:

4.1 Right to Convert. Each holder of shares of Convertible Preferred Stock then outstanding shall be entitled to convert, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, some or all of such holder’s shares of Convertible Preferred Stock into such number of fully paid and nonassessable shares of Common Stock as is determined by (a) multiplying the number of shares of Convertible Preferred Stock to be converted by the sum of (i) the Accumulated Stated Value, plus (ii) accumulated Compounded Dividends (if such Dividends have not yet been added to the Accumulated Stated Value) and, without duplication, accrued but unpaid Dividends up to, but excluding, the conversion date of such shares of Convertible Preferred Stock to be converted and then (b) dividing the result by the Conversion Price in effect at the time of conversion. The “Conversion Price” shall initially equal $32.80784. The Conversion Price, and the rate at which shares of Convertible Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Convertible Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the Current Market Price as of the conversion date. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Convertible Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Convertible Preferred Stock to voluntarily convert shares of Convertible Preferred Stock into shares of Common Stock, such holder shall deliver written notice to the transfer agent for the Convertible Preferred Stock (or to the Company if the Company serves as its own transfer agent) that such holder elects to convert all or any number of such holder’s shares of Convertible Preferred Stock and, if applicable, any event on which such conversion is contingent (a “Contingency Event”). Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. The close of business on the date of receipt by the transfer agent (or by the Company if the Company serves as its own transfer agent) of such notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the “Conversion Time”), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such time. The Company, as soon as reasonably practicable after the Conversion Time, shall register such holder, or such holder’s nominees as the registered holder of the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and shall pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion.

4.3.2 Reservation of Shares. The Company shall at all times while any Convertible Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Convertible Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Convertible Preferred Stock and the Company shall not issue shares of Common Stock such that the number of authorized but unissued shares of Common Stock would at any time be insufficient to permit the conversion of all shares of Convertible Preferred Stock from time to time outstanding into shares of Common Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all outstanding shares of Convertible Preferred Stock into shares of Common Stock, the Company shall take, or use its best efforts to cause such corporate action to be taken, as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation.

4.3.3 Effect of Conversion. The shares of Common Stock to be issued on an exchange or conversion of Convertible Preferred Stock shall be registered in the name of the applicable holder of such Convertible Preferred Stock or in such name as such holder may direct. All shares of Convertible Preferred Stock that shall have been surrendered as provided herein, shall at the Conversion Time or the Mandatory Conversion Time (as defined below), as applicable, no longer be deemed to be outstanding, and all rights with respect to such shares, including the rights, if any, to receive notices and to vote as holders of Convertible Preferred Stock, shall immediately cease and terminate at the Conversion Time (or the Mandatory Conversion Time in the case of a conversion pursuant to Section 4.10), except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in this Section 4. Any shares of Convertible Preferred Stock converted pursuant to this Section 4 shall be retired and cancelled and may not be reissued.

4.4 Adjustment for Share Subdivision and Consolidation. If the Company shall at any time or from time to time after the date on which shares of Convertible Preferred Stock are first issued by the Company (such date is referred to herein as the “Original Issue Date”) effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of Convertible Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Company shall at any time or from time to time after the Original Issue Date combine or consolidate the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination or consolidation shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of Convertible Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.5 Adjustment for Certain Dividends and Distributions. In the event the Company at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing: (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date, and thereafter such Conversion Price shall be adjusted pursuant to this Section 4.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of Convertible Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of Convertible Preferred Stock had been converted into Common Stock on the date of such event.

4.6 Adjustment for Other Dividends and Distributions. In the event the Company at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in shares or securities of the Company or in other property (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock and other than rights distributed upon the adoption of a shareholder rights plan that have not separated from the shares of Common Stock), then and in each such event the holders of Convertible Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such shares or securities or other property in an amount equal to the amount of such shares or securities or other property as they would have received if all outstanding shares of Convertible Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustment for Reclassification, Exchange, Etc. If there shall occur any reclassification, reorganization, recapitalization, consolidation, merger or other similar event, or any other event, in which the Common Stock (but not the Convertible Preferred Stock) is converted into, changed into or exchanged for shares, securities, cash or other property (other than a transaction covered by Sections 4.4, 4.5 or 4.6 or a Liquidation Trigger Event) (a “Reorganization Event”), then, following any such Reorganization Event, each share of Convertible Preferred Stock shall remain outstanding and be convertible, in lieu of the Common Stock into which it was convertible prior to such Reorganization Event, into the number, kind and amount of shares, securities, cash or other property which a holder of the number of shares of Common Stock issuable upon conversion of one outstanding share of Convertible Preferred Stock immediately prior to the effective time of the Reorganization Event would have been entitled to receive pursuant to such Reorganization Event; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of Convertible Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares, securities or other property thereafter issuable or deliverable upon the conversion of the Convertible Preferred Stock. The Company (or any successor) shall, no less than fifteen (15) Business Days prior to the occurrence of any Reorganization Event, provide written notice to the holders of Convertible Preferred Stock of the expected occurrence of such event and of the kind and amount of the cash, shares, securities or other property that each share of Convertible Preferred Stock is expected to be convertible into under this Section 4.7. Failure to deliver such notice shall not affect the operation of this Section 4.7. The Company shall not enter into any agreement for a transaction constituting a Reorganization Event unless, to the extent that the Company is not the surviving corporation or company in such Reorganization Event, or will be dissolved in connection with such Reorganization Event, proper provision shall be made in the agreements governing such Reorganization Event for the conversion of the Convertible Preferred Stock into the applicable securities of the person surviving such Reorganization Event, of the parent of such surviving person or of such other continuing entity in such Reorganization Event and/or into the other applicable property receivable by holders of Common Stock upon the Reorganization Event. If the kind or amount of shares, securities, cash and other property receivable by holders of Common Stock upon the Reorganization Event is not the same for each share of Common Stock held immediately prior to the Reorganization Event, then for purposes of this Section 4.7, the kind and amount of shares, securities, cash and other property receivable upon conversion following the Reorganization Event will be deemed to be the weighted average of the types and amounts of consideration received by the holders of Common Stock.

4.8 Shareholder Rights Plan. To the extent that any shareholder rights plan adopted by the Company is in effect upon conversion of the Convertible Preferred Stock, the holders of Convertible Preferred Stock will receive, in addition to any shares of Common Stock due upon conversion, the appropriate number of rights, if any, under the applicable rights agreement (as the same may be amended from time to time). However, if, prior to any conversion, the rights have separated from the shares of Common Stock in accordance with the provisions of the applicable shareholder rights plan, the Conversion Price will be adjusted at the time of separation as if the Company distributed to all holders of Common Stock, shares or securities as described in Section 4.6, subject to readjustment in the event of the expiration, termination, repurchase or redemption of such rights.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Convertible Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of shares, securities, cash or other property into which the Convertible Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of Convertible Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price then in effect and (b) the number of shares of Common Stock and the amount, if any, of other shares, securities, cash or property which then would be received upon the conversion of the Convertible Preferred Stock.

4.10 Mandatory Conversion. Effective as of a date following December 13, 2026 upon which the Daily VWAP of the shares of Common Stock on each day of any 15 consecutive Trading Day period following December 13, 2026 (ending on the Trading Day immediately preceding delivery by the Company of the Mandatory Conversion Notice (as defined below)) equals or exceeds 150% of the Conversion Price (the “Mandatory Conversion Time”), provided (i) all Requisite Approvals with respect to all holders of Convertible Preferred Stock have been obtained, (ii) an effective Shelf Registration Statement (as defined in the Investor Agreement) covers the resale of the Common Stock issued upon conversion and (iii) the Common Stock is listed on the NASDAQ Stock Market or, if the principal stock exchange on which the Common Stock is then listed is the New York Stock Exchange, the New York Stock Exchange (or, if the Common Stock is then listed on both the New York Stock Exchange and the NASDAQ Stock Market (and such listings were done with the cooperation of the Company), both such exchanges), the Company shall be entitled to require all (but not less than all) outstanding shares of Convertible Preferred Stock to be converted into Common Stock at the Conversion Price in effect immediately prior to such conversion, with the aggregate number of shares of Common Stock to be issued by the Company to be determined pursuant to the formula set forth in Section 4.1. Notwithstanding anything to the contrary in this Section 4.10, the Company’s exercise of its right to require conversion of the Convertible Preferred Stock will not apply and no Mandatory Conversion Notice may be delivered with respect to any shares of Convertible Preferred Stock as to which a Repurchase Notice has been duly delivered. In the event the Company elects to require all outstanding shares of Convertible Preferred Stock to be converted into Common Stock, the Company shall provide all holders of record of Convertible Preferred Stock written notice of such election (the “Mandatory Conversion Notice”) no later than ten (10) Business Days after the Mandatory Conversion Time. The Mandatory Conversion Notice must state (i) that the Company has exercised its right to cause the mandatory conversion of the Convertible Preferred Stock pursuant to this Section 4.10; (ii) the date of the Mandatory Conversion Time and the date scheduled for settlement of such mandatory conversion; (iii) the Conversion Price in effect at the Mandatory Conversion Time; and (iv) a certification that all Requisite Approvals with respect to all holders of Convertible Preferred Stock with respect to such conversion have been obtained. If the Company duly exercises, in accordance with this Section 4.10, its right to require conversion of the Convertible Preferred Stock, then (x) the conversion of such shares will occur automatically and without the need for any action on the part of the holders thereof; and (y) as soon as practicable after the Mandatory Conversion Notice, the Company will register the shares of Common Stock due upon such conversion to each holder, or to such holder’s nominee(s) as of the close of business on the date of the Mandatory Conversion Time and deliver to such holders cash as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion.

4.11 Certain Notices. In the event:

4.11.1 that the Company shall take a record of the holders of shares of Common Stock (or other shares or securities at the time issuable upon conversion of the Convertible Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, to vote at a meeting (or by written consent), to receive any right to subscribe for or purchase any shares or securities, or to receive any other share or security; or

4.11.2 of any capital reorganization of the Company, any reclassification of shares of Common Stock, any consolidation or merger of the Company, or sale of all or substantially all of the Company’s assets (or the assets of the Company and its subsidiaries taken as a whole); or

4.11.3 of any Liquidation Trigger Event;

then, and in each such case, the Company shall send or cause to be sent to each holder of record of Convertible Preferred Stock at the address specified for such holder in the books and records of the Company (or at such other address as may be provided to the Company in writing by such holder) at least ten (10) days prior to the applicable record date or the applicable expected effective date, as the case may be, for the event, a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, meeting or consent or other right or action, and a description of such dividend, distribution or other right or action to be taken at such meeting or by written consent, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up or Deemed Liquidation Event is proposed to take place, and the date, if any is to be fixed, as of which the books of the Company shall close or a record shall be taken with respect to which the holders of record of Common Stock (or such other shares or securities at the time issuable upon conversion of the Convertible Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other shares or securities) for shares, securities or other property issuable or deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up or Deemed Liquidation Event, and the amount per share and character of such exchange applicable to the Convertible Preferred Stock and the Common Stock (or other shares or securities) issuable upon conversion thereof. Such notice shall be in addition to any notices to be delivered to each holder of record of Convertible Preferred Stock in accordance with the Certificate of Incorporation and this Certificate of Designation.

4.12 Taxes. The Company shall pay any and all issuance, delivery and transfer tax due on the issuance of shares of Common Stock upon conversion of Convertible Preferred Shares pursuant to this Section 4. The Company shall not, however, be required to pay any tax which may be payable in respect of any issuance of Common Stock to a person other than the holder of the Convertible Preferred Stock so converted, and no such issuance shall be made unless and until the person or entity has established that such tax has been paid.

5.	Dividends.

From and after the Original Issue Date, cumulative dividends (“Dividends”) on each share of Convertible Preferred Stock shall accrue whether or not there are funds legally available for the payment of dividends, on a daily basis at the rate of 6% per annum on the sum of (i) the Original Issue Price thereof, plus (ii) any Compounded Dividends thereon (the Original Issue Price plus accumulated Compounded Dividends, the “Accumulated Stated Value”).

5.1 If, as and when declared by the Board out of funds legally available therefor to the maximum extent not prohibited by Delaware law, Dividends shall be paid in cash quarterly in arrears on February 15, May 15, August 15 and November 15 of each year (each, a “Dividend Payment Date”), commencing on August 15, 2025 (the “Initial Dividend Payment Date”); provided that if any such Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Dividend Payment Date shall instead be (and any Dividend payable on such Dividend Payment Date shall instead be payable on) the immediately succeeding Business Day. Each Dividend period (a “Dividend Period”) shall commence on and include a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date) and shall end on and include the calendar day next preceding the next Dividend Payment Date. Dividends payable in respect of a Dividend Period shall be payable in arrears on the first Dividend Payment Date after such Dividend Period. Dividends shall be computed on the basis of a 360-day year consisting of twelve thirty-day months. The amount of Dividends accrued or payable on any date prior to the end of a Dividend Period, and for the initial Dividend Period, shall be computed on the basis of a 360-day year consisting of twelve thirty-day months, and actual days elapsed over a thirty-day month. Notwithstanding anything to the contrary herein, an amount equal to the accrued but unpaid dividends owed to former holders of convertible preferred shares, par value $0.03 per share, of Penguin Solutions, Inc., an exempted company incorporated in the Cayman Islands with limited liability, prior to the Original Issue Date shall be added to the amount of the Dividend paid on the Initial Dividend Payment Date.

5.2 Dividends shall begin to accrue from the Original Issue Date and, if not declared and paid, shall be cumulative. All Dividends that the Company does not elect to declare and pay in cash shall compound quarterly on the applicable Dividend Payment Date and shall be added to the then current Accumulated Stated Value (“Compounded Dividends”). No Dividend may be declared by the Board in respect of the Convertible Preferred Stock unless paid immediately in cash. For the avoidance of doubt, Dividends shall accumulate whether or not in any Dividend Period there have been funds of the Company legally available for the payment of such Dividends.

5.3 If the Company declares and pays in cash any Dividends, the Company shall declare and pay in cash such Dividends on the same pro rata portion of each holder’s Convertible Preferred Stock.

5.4 The Company will deliver prior to the record date for each Dividend Payment Date written notice to each record holder of Convertible Preferred Stock of the amount of the Dividend that the Company intends to pay in cash, and if the Company does not elect to pay the applicable Dividend in full in cash, such written notice will include the Accumulated Stated Value immediately before and immediately after giving effect to any cash payment of such Dividend and any Compounded Dividend as of such Dividend Payment Date and a certification that all Requisite Approvals required in connection with each holder’s acquisition of Common Stock upon conversion of the Convertible Preferred Stock (giving effect to such Compounded Dividend) have been obtained. Notwithstanding anything to the contrary in the foregoing, to the extent Compounded Dividends with respect to any Dividend Payment Date would result in the number of shares of Common Stock into which the Convertible Preferred Stock would be converted to be in excess of the Common Stock Issuance Limitation for any or all holders of Convertible Preferred Stock, then, to the extent of such excess, the Company shall declare the applicable Dividend and make the Dividend payment on such Dividend Payment Date in cash.

5.5 Each Dividend shall be payable to the holders of record of Convertible Preferred Stock as they appear in the register of members of the Company at the close of business on the applicable record date in respect of such Dividend, which shall be February 1, May 1, August 1 and November 1 or such other record date fixed by the Board that does not precede the date upon which the resolution fixing such date is adopted and is not more than 60 days prior to such Dividend Payment Date, as applicable, immediately preceding the applicable Dividend Payment Date. If any share of Convertible Preferred Stock is converted after the close of business on the record date for a Dividend declared and payable in cash but prior to the corresponding Dividend Payment Date, the holder of such share as of the applicable record date shall be entitled to receive such Dividend, notwithstanding the conversion prior to such Dividend Payment Date.

6.	Repurchase.

6.1 Repurchase upon Election by the Holders of Convertible Preferred Stock. Shares of Convertible Preferred Stock shall not be redeemable upon or repurchased upon the election of the holders of Convertible Preferred Stock.

6.2 Repurchase upon Election by the Company. Each share of Convertible Preferred Stock (and not fewer than all shares of Convertible Preferred Stock) shall be repurchased by the Company out of funds lawfully available therefor at the Repurchase Price (as defined below) in one installment commencing on a date (the “Repurchase Date”) not less than thirty (30) days after and not more than sixty (60) days after the Company sends to the holders of all then outstanding shares of Convertible Preferred Stock written notice of the repurchase of all shares of Convertible Preferred Stock (the “Repurchase Notice”); provided that the Company shall not send the Repurchase Notice until five (5) years have passed from December 13, 2024 and all Requisite Approvals with respect to all holders of Convertible Preferred Stock have been obtained. Notwithstanding receipt of a Repurchase Notice, each holder of Convertible Preferred Stock shall have the ability to convert such holder’s Convertible Preferred Stock into shares of Common Stock based on the then-applicable Conversion Price prior to the Repurchase Date. The Repurchase Notice shall be irrevocable and shall state (i) that the Company will repurchase all shares of Convertible Preferred Stock outstanding on the Repurchase Date; and (ii) the Repurchase Date, the Repurchase Price and the Conversion Price. For purposes of this Section 6.2, “Repurchase Price” shall mean, with respect to any share of Convertible Preferred Stock, the sum of (i) the Accumulated Stated Value, plus (ii) accrued but unpaid Dividends (whether or not declared) to the Repurchase Date to the extent such accrued but unpaid Dividends are not Compounded Dividends as of such time.

6.3 Reserved.

6.4 Rights Subsequent to Repurchase. If the Repurchase Notice shall have been duly given, and if on or prior to the Repurchase Date the Repurchase Price payable upon repurchase of the shares of Convertible Preferred Stock to be repurchased is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then all rights with respect to such shares not converted shall forthwith after the Repurchase Date terminate, except only the right of the holders to receive the Repurchase Price without interest.

7. No Reissuance of Convertible Preferred Stock. Any shares of Convertible Preferred Stock that are converted, repurchased or otherwise acquired by the Company or any of its subsidiaries shall be automatically and immediately cancelled and retired and may not be reissued, sold or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Convertible Preferred Stock following repurchase or acquisition thereof.

8. Waiver. Except as otherwise provided by applicable law, any of the rights, powers, privileges and other terms of the Convertible Preferred Stock set forth herein may be waived on behalf of all holders of Convertible Preferred Stock by a written waiver from the holders of at least two-thirds of the then outstanding shares of Convertible Preferred Stock; provided that the provisions of Section 3.2.2 and 3.2.2 hereof may be waived only by a written waiver from the applicable Designated Holders.

9. Notices. Except as otherwise provided herein, all notices under this Certificate of Designation shall be in writing and shall be delivered in accordance with the Certificate of Incorporation; provided that in the case of notices to the transfer agent of the Company (if not the Company), such notices shall be deemed to have been given (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the transfer agent if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by e-mail of a PDF document if sent during normal business hours of the transfer agent, and on the next business day of the transfer agent if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such notices to the transfer agent of the Company (if not the Company) must be sent to Computershare Trust Company, N.A. at PO Box 43006 Providence, Rhode Island 02940-3006 or such other address for the transfer agent as the Company may specify by notice to the holders of the Convertible Preferred Stock.

10. Cash Payments. All cash payments made hereunder shall be made in U.S. dollars.

11. Ranking. With respect to the payment of dividends and distribution of assets upon any Liquidation Trigger Event, all Convertible Preferred Stock shall rank senior to Common Stock and all other Junior Shares and pari passu with any Parity Shares.

12. Definitions. As used in this Certificate of Designation:

“Accumulated Stated Value” means as of any date with respect to any share of Convertible Preferred Stock, the Original Issue Price thereof, plus accumulated Compounded Dividends thereon.

“Business Day” means a day on which commercial banking institutions in New York, New York, San Jose, California and Seoul, the Republic of Korea are open for business.

“Common Stock Issuance Limitation” means, at any time, with respect to any holder of Convertible Preferred Stock, the maximum number of shares of Common Stock that may be issued to such holder if such holder converted such shares of Convertible Preferred Stock pursuant to Section 4.1 without the receipt of applicable Requisite Approvals (if such Requisite Approvals have not been obtained).

“Current Market Price” means, on any day, the average of the Daily VWAP for five (5) consecutive Trading Days ending on the Trading Day immediately prior to the day in question.

“Daily VWAP” on any Trading Day means the per share volume-weighted average price of the Common Stock displayed under the heading Bloomberg VWAP on Bloomberg (or, if Bloomberg ceases to publish such price, any successor service reasonably chosen by the Company) page for PENG US Equity (or its equivalent successor if such page is not available) in respect of the period from the open of trading on the relevant Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, the market price of one share of Common Stock on such Trading Day determined, using a volume-weighted average method, by a U.S. nationally recognized investment banking firm (unaffiliated with the Company) retained for this purpose by the Company).

“Designated Holders” means the Investor and its Affiliates (as defined in the Investor Agreement).

“Fully-Diluted Basis” means, as of any time, the number of shares of Common Stock outstanding, together with all shares of Common Stock that the Company would be required to issue pursuant to any then-outstanding shares of Convertible Preferred Stock and any vested in-the-money options, warrants or other securities or rights convertible into or exercisable or exchangeable for (whether directly or following conversion into or exercise or exchange for other options, warrants or other securities or rights) shares of Common Stock.

“Governmental Authority” means any court, agency, authority, department, or other instrumentality of any government or country or of any national, federal, state, provincial, regional, county, city or other political subdivision of any such government or country or any supranational organization of which any such country is a member.

“Investor Agreement” means that certain Investor Agreement, dated as of December 13, 2024, by and between the Company and the investor named therein and its successors and permitted assigns (the “Investor”), as such agreement is amended from time to time.

“Junior Shares” means shares of Common Stock and any other class or series of shares in the capital of the Company that ranks junior to the Convertible Preferred Stock either (or both) as to the payment of dividends and/or as to the distribution of assets on any liquidation, dissolution or winding up of the Company and/or any Deemed Liquidation Event and/or other Liquidation Trigger Event.

“Liquidation Trigger Event” means a voluntary or involuntary winding up, liquidation or dissolution of the Company or a Deemed Liquidation Event.

“Market Disruption Event” means any of the following events:

(i) any suspension of, or limitation imposed on, trading of Common Stock by the Relevant Exchange during any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day, whether by reason of movements in price exceeding limits permitted by the Relevant Exchange as to securities generally, or otherwise relating to Common Stock or options contracts relating to Common Stock on the Relevant Exchange; or

(ii) any event that disrupts or impairs (as determined by the Company in its reasonable discretion) the ability of market participants during any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day in general to effect transactions in, or obtain market values for, shares of Common Stock on the Relevant Exchange or to effect transactions in, or obtain market values for, options contracts relating to Common Stock on the Relevant Exchange.

“Original Issue Price” means, as to any share of Convertible Preferred Stock, $1,000, as adjusted for share splits, consolidations, combinations, recapitalizations, reorganizations and the like with respect to the Convertible Preferred Stock.

“Parity Shares” means any class or series of shares in the capital of the Company (other than the Convertible Preferred Stock) that both ranks equally with the Convertible Preferred Stock in the payment of dividends and ranks equally with the Convertible Preferred Stock in the distribution of assets on any liquidation, dissolution or winding up of the Company and any Deemed Liquidation Event (without regard to whether dividends accrue on a cumulative or non-cumulative basis).

“Relevant Exchange” means the NASDAQ Stock Market or the principal U.S. national or regional securities exchange on which shares of Common Stock are listed or quoted, or if shares of Common Stock are not listed or quoted on any such exchange, “Pink Sheets” or similar U.S. over-the-counter organization on which shares of Common Stock are listed or quoted in U.S. dollars.

“Requisite Approvals” means, to the extent applicable and required to permit the conversion of the Convertible Preferred Stock into shares of Common Stock and for the applicable holder to own such shares of Common Stock without the Company or such holder (or any direct or indirect affiliate or parent entity of such holder) being in violation of applicable law, rule or regulation, any and all (x) necessary approvals of stockholders of the Company and (y) necessary approvals and authorizations of, filings and registrations with and notifications to, any Governmental Authority or stock exchange, and expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (or any similar laws of any jurisdiction), or any successor statute, and the rules and regulations promulgated thereunder.

“Trading Day” means a day other than a Saturday or Sunday on which the Relevant Exchange is scheduled to be open for business and on which there has not occurred a Market Disruption Event.

***************

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be executed on behalf of the Company by the undersigned authorized officer this 27th day of June, 2025.

PENGUIN SOLUTIONS, INC.
By:	/s/Nate Olmstead
Name: Nate Olmstead
Title: President

[Signature Page to Certificate of Designation]